

March 19, 2013

Via E-mail
Mr. Brian D. Pardo
Chairman of the Board and Chief Executive Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas   76712

Re: Life Partners Holdings, Inc.
              Form 10-K for the Fiscal Year Ended February 29, 2012
              Filed May 11, 2012
              File No. 000-07900

Dear Mr. Pardo:

        We have reviewed your February 20, 2013 response to our February 11, 2013 letter and have the following comments.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

1. Although you indicate in your response to the second bullet of comment 1 that you are not contractually or legally obligated to pay policy premiums in excess of amounts escrowed and that there is no separate deliverable as contemplated under ASC 605-25, it is clear that you elect to make such payments in certain circumstances. Please address the following:

    • Disclose, in the notes to your financial statements of your amended filing, the mechanics associated with your premium advance payments and explain how you are legally entitled to recoup these payments. Clarify whether you make the advances to the trust that held the escrowed funds or whether you pay the insurance company directly. Clarify how you are entitled to recoup these advances when the policy proceeds appear to be payable to the purchaser in the life settlement transaction upon the policyholder's demise.

    • Disclose, in the notes to your financial statements of your amended filing, the amount of any concentrations of balances in your historical premium advances at the balance sheet dates among any individual purchasers or financial planners or class(es) of purchasers or financial planners.

- Tell us whether you act as a servicer and whether the accounting in ASC Topic 860 applies.
- Provide us an analysis supporting whether or not you believe that any of your purchasers of life settlement transactions or the financial planners you use to identify these purchasers had or have an expectation based on anything in writing, communicated verbally or your past practices that any deficiency in escrowed premiums would be or will be funded by you.
- If you believe that an expectation existed or exists, please tell us how it is considered in your revenue recognition policy. If you do not believe an expectation exists, revise the notes to your financial statements in your amended filing to describe the criteria you use in determining whether to fund these deficiencies in escrowed premiums and the frequency with which you have historically funded them, and to state definitively that your customers do not have an expectation, based on anything communicated orally or in writing or based on your past practices, that you will fund any deficiencies.

Draft Form 10-K/A
Notes to Consolidated Financial Statements
(15) Comprehensive Income, Shareholders' Equity, Stock Transactions and Common Stock Options, page 51

2. We noted that you made corrections to the dividend amounts disclosed in your tabular disclosure. Please tell us why your auditor did not dual date its report to address the correction. Please include a report in your amended filing that has been revised by your auditor to address the correction or tell us why additional disclosures are not warranted.

3. Please revise your disclosure provided in response to prior comment 3 that addresses the error correction effected to the disclosure included in Note 15. Elaborate on any internal control deficiencies that allowed the issuance of the financial statements with an erroneous disclosure and explain whether these amounted to a material weakness. Clarify whether you identified the errors or your independent accountants advised you about the error to the previously issued financial statements. Disclose the changes made to your internal control over financial reporting to remedy any material weaknesses identified.

  Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

              Sincerely,

              /s/ Jim B. Rosenberg

              Jim B. Rosenberg
              Senior Assistant Chief Accountant